1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

TSMC Property
TSMC
2011 First Quarter Investor Conference April 28, 2011
© 2011 TSMC, Ltd

Agenda
TSMC Property
Welcome
Elizabeth Sun
1Q11 Financial Results and 2Q11 Outlook
Lora Ho
CEO Comments
Morris Chang
Q&A
Morris Chang /
Lora Ho
© 2011 TSMC, Ltd

Safe Harbor Notice
TSMC Property
TSMC’s statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained inthe forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission(the “SEC”) on April 15, 2011 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2011 TSMC, Ltd

1Q11 Financial Highlights
TSMC Property
1Q11
4Q10
1Q10
(In NT billions except otherwise noted)
Guidance
Actual
Actual
Net Sales 105.38 105 — 107 110.14 92.19 -4.3% 14.3%
Gross Margin 49.0% 47% — 49% 49.8% 47.9% -0.8 ppt +1.1 ppts
Operating Margin 37.2% 35% — 37% 37.7% 37.0% -0.5 ppt +0.2 ppt
EPS — Diluted (NT$) 1.40 1.57 1.30 -10.9% 7.7%
Free Cash Flow -24.78 24.62 -0.11 NM NM
ROE (%) 24.6% 29.3% 26.3% -4.7 ppts -1.7 ppts
Shipment (Kpcs, 8"-equiv. Wafer) 3,161 3,195 2,547 -1.1% 24.1%
Average Exchange Rate—
NTD/USD 29.30 30.40 31.96 -3.6% -8.3%
1Q11 QoQ YoY
* Total outstanding shares were 25,914mn units at 3/31/11
** ROE figures are annualized based on average equity attributable to shareholders of the parent.
© 2011 TSMC, Ltd

TSMC Property Income Statements © 2011 TSMC, Ltd (In NT billions except otherwise noted) 1Q11 4Q10 1Q10 QoQ YoY Net Sales 105.38 110.14 92.19 -4.3% 14.3% Gross Margin 49.0% 49.8% 47.9% -0.8 ppt +1.1 ppts Operating Expenses (12.51) (13.31) (10.06) -6.0% 24.4% Operating Margin 37.2% 37.7% 37.0% -0.5 ppt +0.2 ppt Non-Operating Items 0.63 0.68 1.00 -7.3% -36.9% Long-Term Investment Gains 0.52 0.69 0.18 -24.6% 193.7% Taxes (3.89) (2.02) (1.48) 92.8% 163.0% Net Income 36.28 40.72 33.66 -10.9% 7.8% Net Margin 34.4% 37.0% 36.5% -2.6 ppts -2.1 ppts EPS (NT Dollar) 1.40 1.57 1.30 -10.9% 7.7%

TSMC Property
1Q11 Revenue by Applications Consumer 11% Computer 23% Industrial/Others 18% Communications © 2011 TSMC, Ltd 48% QoQ -3% QoQ -9% QoQ -6% Computer Communications Consumer

1Q11 Revenue by Technology

TSMC Property


0.25/0.35um
7%
0.5um+
3%
0.15/0.18um
17%
40nm
22%
0.11/0.13um
9%
90nm
10%
65nm
32%


65nm/40nm Revenue
Revenue (NT$B)
% of Sales (%)
55
50
45
40
35
30
25
20
15
10
5
0
60%
50%
40%
30%
20%
10%
0%
1Q08
3Q08
1Q09
3Q09
1Q10
3Q10
1Q11
65nm Rev (NT$B)
40nm Rev (NT$B)
40/65nm combined as % of Sales

© 2011 TSMC, Ltd

Open Innovation Platform™

Balance Sheets & Key Indices

TSMC Property

Selected Items from Balance Sheets (In NT billions excepted otherwise noted)	1Q11 Amount	1Q11 %	4Q10 Amount	4Q10 %	1Q10 Amount	1Q10 %
Cash & Marketable Securities	163.41	21.8%	181.57	25.3%	192.01	30.6%
Accounts Receivable - Trade	46.83	6.2%	42.98	6.0%	39.77	6.3%
Inventory	31.79	4.2%	28.41	4.0%	22.69	3.6%
Long-Term Investment	38.93	5.2%	39.78	5.5%	39.76	6.3%
Net PP&E	436.59	58.2%	388.44	54.0%	299.63	47.8%
Total Assets	750.13	100.0%	718.93	100.0%	626.83	100.0%
Current Liabilities	127.26	17.0%	123.19	17.1%	78.18	12.5%
Long-Term Interest-bearing Debt	5.51	0.7%	11.99	1.7%	10.86	1.7%
Total Liabilities	137.74	18.4%	140.22	19.5%	94.52	15.1%
Total Shareholders' Equity	612.39	81.6%	578.71	80.5%	532.31	84.9%
Key Indices						
A/R Turnover Days	39		38		38	
Inventory Turnover Days	56		50		45	
Current Ratio (x)	2.0		2.1		3.4	
Asset Productivity (x) (1)	1.0		1.2		1.3	

(1) Asset productivity = Annualized net sales / Average net fixed assets.

© 2011 TSMC, Ltd

Open Innovation Platform™

TSMC Property Cash Flows
(In NT billions except otherwise noted) 1Q11 4Q10 1Q10
Beginning Balance 147.89 132.27 171.28 Cash from operating activities 56.48 70.56 46.03 Capital expenditures (81.26) (45.94) (46.14) Short-term loans 2.97 (6.70) 0.32 Investments and others 3.37 (2.30) (11.69) Ending Balance 129.45 147.89 159.80 Free Cash Flow(1) (24.78) 24.62 (0.11) (1) Free cash flow = Cash from operating activities — Capital expenditures. © 2011 TSMC, Ltd

Installed Capacity TSMC Property
2011 Overall Capacity +19%; 12-inch Capacity +33%
4Q10 2010 1Q11 2Q11 3Q11 4Q11 2011
FAB / (Wafer size)
(A) (A) (A) (F)(F) (F) (F) TSMC & Subsidiaries (8” Equivalent Kpcs) 2,997 11,053 2,994 3,251 3,441 3,516 13,201SSMC ( 8”) 69 276 70 69 68 68 275 Total TSMC-managed 3,066 11,329 3,063 3,320 3,509 3,584 13,476
© 2011 TSMC, Ltd (8” Equivalent Kpcs) (1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78. (2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25. Fab-2 ( 6”) (1) 255 1,000 238 252 255 255 1,000 Fab-3 ( 8”) 300 1,149 275 301 304 303 1,184 Fab-5 ( 8”) 141 564 137 133 141 141 552 Fab-6 ( 8”) 282 1,113 274 283 286 286 1,128 Fab-8 ( 8”) 255 1,009 240 254 254 255 1,003 Fab-12 ( 12”) (2) 315 1,194 322 338 351 366 1,377 Fab-14 ( 12”) (2) 406 1,326 427 488 534 537 1,986 WaferTech ( 8”) 108 429 100 103 110 115 427 TSMC China ( 8”) 147 557 148 179 212 241 780

TSMC Property
Capital Expenditures
(In US millions) 1Q11 4Q10 TSMC 2,635 1,435 TSMC China & WaferTech 95 69 Other TSMC Subsidiaries 44 12 TSMC Consolidated 2,774 1,516
Note: 2011Q1 CapEx was based on the weighted average exchange rate of NT$29.299 per US dollar.
© 2011 TSMC, Ltd

2Q11 Guidance
TSMC Property
Based on our current business outlook and exchange rate assumption, management expects:
Revenue to be between NT$109 billion and NT$111 billion, at a forecast exchange rate of 29.03 NT dollars to 1 US dollar
Gross profit margin to be between 45.5% and 47.5%
Operating profit margin to be between 33.5% and 35.5%
© 2011 TSMC, Ltd

Recap of Recent Major Events TSMC Property
TSMC Leads Supplier Partners to Complete Taiwan’s First “Semiconductor Supply Chain Carbon Footprint” Verification ( 2011/03/24 )
TSMC Collaborates with National Taiwan University to Develop First 40nm 3D TV Chip ( 2011/02/16 )
TSMC Board of Directors Proposes NT$3.0 Cash Dividend Per Share and Approves the Election of Two Additional Independent Directors at TSMC’s 2011 Annual Shareholders’ Meeting on June 9 ( 2011/02/15 )
CSR and TSMC Extend Collaboration to 90-nm Embedded Flash Process Technology and IP ( 2011/02/10 )
* Please visit TSMC’s Web site (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw ) for details and other announcements
© 2011 TSMC, Ltd

TSMC Property
http://www.tsmc.com invest@tsmc.cominvest@tsmc.com
© 2011 TSMC, Ltd

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 28, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer